Filed Pursuant to Rule 433

File No. 333-259240

(To Prospectus dated September 28, 2021 and

Preliminary Prospectus Supplement dated

October 12, 2021)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$700,000,000 Floating Rate Notes due 2024 (the “Floating Rate Notes”)

US$650,000,000 1.000% Senior Notes due 2024 (the “Fixed Rate Notes”)

(together, the “Notes”)

Pricing Term Sheet

October 12, 2021

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Pricing Date:	October 12, 2021

Settlement Date**:	October 18, 2021 (T+4)

US$700,000,000 Floating Rate Notes due 2024

Aggregate Principal Amount Offered:	US$700,000,000

Maturity Date:	October 18, 2024

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from October 18, 2021

Interest Rate:	The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR plus the Margin.

Compounded SOFR:	A compounded average of daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the prospectus supplement relating to the Floating Rate Notes) for each quarterly interest period in accordance with the specific formula described under “Description of the Notes—Interest—Floating Rate Notes—Compounded SOFR” in the prospectus supplement.

Margin:	+42 basis points (the “Margin”)

Floating Rate Interest Payment Dates:	January 18, April 18, July 18 and October 18 of each year, commencing on January 18, 2022, and at maturity (each, a “Floating Rate Interest Payment Date”).

Interest Period:

The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial interest period only, commencing on October 18, 2021) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including the maturity date.

Floating Rate Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Floating Rate Interest Payment Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent:	The Bank of New York Mellon

Tax Redemption:

The Bank may redeem the Floating Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Floating Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607H YE6 / US13607HYE60

US$650,000,000 1.000% Senior Notes due 2024

Aggregate Principal Amount Offered:	US$650,000,000

Coupon (Interest Rate):	1.000%

Fixed Rate Interest Payment Dates:	April 18 and October 18 of each year, commencing on April 18, 2022

Maturity Date:	October 18, 2024

Benchmark Treasury:	UST 0.375% due September 15, 2024

Benchmark Treasury Price/Yield:	99-10+/0.607%

Spread to Benchmark Treasury:	+40 basis points

Yield to Maturity:	1.007%

Price to the Public:	99.979% of the principal amount plus accrued interest, if any, from October 18, 2021

Optional Redemption:

The Bank may redeem the Fixed Rate Notes at any time prior to maturity, in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Fixed Rate Notes to be redeemed; and

(ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the prospectus supplement) of principal and interest discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), with respect to such Fixed Rate Notes at a rate equal to the sum of the Treasury Rate (as defined in the prospectus supplement) plus 7.5 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

Tax Redemption:	The Bank may redeem the Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607H YF3 / US13607HYF36

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Bail-inable Notes:

The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-259240) and a preliminary prospectus supplement dated October 12, 2021 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at (800) 294-1322; BNP Paribas Securities Corp. toll-free at (800) 854-5674; CIBC World Markets Corp. toll-free at (800) 282-0822; J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

**We expect that delivery of the Notes will be made against payment therefor on or about October 18, 2021, which is four business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

4